EXHIBIT 21.1

SUBSIDIARIES OF HEALTHSTREAM, INC.

Names Under Which We Do Business	State or Other Jurisdiction of Incorporation or Organization
Data Management & Research, Inc.	Tennessee

The Jackson Organization, Research Consultants, Inc.	Maryland

Decision Critical, Inc.	Texas

Sy.Med Development, Inc.	Tennessee

Health Care Compliance Strategies, Inc.	New York

HealthStream Acquisition I, Inc.	Tennessee

HealthStream Acquisition II, Inc.	Tennessee